UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 11, 2006

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORM 8-K/A

PARKWAY PROPERTIES, INC.

Item 2.01.   Completion of Acquisition or Disposition of Assets.

On July 11, 2006, Parkway Properties, Inc. purchased One Illinois Center, a 1,003,000 square-foot office building with an attached four-level structured parking garage, located at 111 East Wacker Drive in the East Loop sub-market of Chicago. The property was acquired from Lincoln-Carlyle Illinois Center LLC for $198 million plus closing costs and transfer taxes of approximately $1.6 million.

The purchase was funded by a 10-year, $148.5 million non-recourse first mortgage. The loan bears interest at a fixed rate of 6.29%, with interest only payments for five years and principal payments based on a 30-year amortization thereafter. Additional purchase funding was provided by a $33.7 million mezzanine loan with a six-month term at an interest rate of LIBOR plus 130 basis points (current rate set at 6.65%) and amounts drawn under existing lines of credit.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

See Item 2.01 above.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements

The following audited financial statement of One Illinois Center for the year ended December 31, 2005 is attached hereto. Also included is the unaudited financial statement for the six months ended June 30, 2006:

	Page
Report of Independent Registered Public Accounting Firm	3
Statements of Rental Revenues and Direct Operating Expenses	4
Notes to Statements of Rental Revenues and Direct Operating Expenses	5

The following unaudited Pro Forma Consolidated Financial Statements of Parkway for the year ended December 31, 2005 and the six months ended June 30, 2006 are attached hereto:

	Page
Pro Forma Consolidated Financial Statements (Unaudited)	7
Pro Forma Consolidated Balance Sheet (Unaudited) - As of June 30, 2006	8
Pro Forma Consolidated Statement of Income (Unaudited) - For the Year Ended December 31, 2005	9
Pro Forma Consolidated Statement of Income (Unaudited) - For the Six Months Ended June 30, 2006	10
Notes to Pro Forma Consolidated Financial Statements (Unaudited)	11

(b)   Exhibits
23.1   Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of One Illinois Center (the Property) for the year ended December 31, 2005. This statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. We were not engaged to perform an audit of the Property's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, for inclusion in a Form 8-K of Parkway Properties, Inc. and is not intended to be a complete presentation of One Illinois Center's revenues and expenses.

In our opinion, the statement of rental revenues and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of One Illinois Center for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
September 8, 2006

One Illinois Center

Statements of Rental Revenues
and Direct Operating Expenses
(in thousands)

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
		(unaudited)
Rental revenues:		
Minimum rents	$ 8,693	$ 5,141
Reimbursed charges	7,876	3,767
Parking income	1,453	701
Other income	353	420
	18,375	10,029
Direct operating expenses:		
Real estate taxes	4,682	3,195
Maintenance services and supplies	2,850	1,280
Utilities	1,862	920
Salaries and wages	1,133	634
Management fees	771	355
Administrative and miscellaneous	652	286
Insurance	182	125
	12,132	6,795
Excess of rental revenues over direct operating expenses	$ 6,243	$ 3,234

See accompanying notes.

One Illinois Center
Notes to Statements of Rental Revenues
and Direct Operating Expenses

1. Organization and Significant Accounting Policies

Description of Property

On July 11, 2006, the Parkway Properties, Inc. ("Parkway") purchased One Illinois Center, a 1,003,000 square foot office building with an attached four-level structured parking garage located at 111 East Wacker Drive in Chicago, Illinois, for $198 million plus closing costs.

Management's Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rental Revenue

Minimum rents from leases are recognized as revenue ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

The future minimum rents for One Illinois Center's non-cancelable operating leases at December 31, 2005 are as follows (in thousands):

Year	Amount
2006	$ 9,068
2007	9,138
2008	9,344
2009	9,056
2010	9,163
Thereafter	22,615
	$ 68,384

The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

2. Basis of Accounting

The accompanying statements of rental revenues and direct operating expenses are presented on the accrual basis. The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain expenses not comparable to the future operations of One Illinois Center such as depreciation and mortgage interest expense.

The accompanying unaudited interim statement of rental revenues and direct operating expenses has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and was prepared on the same basis as the statement of rental revenues and direct operating expenses for the year ended December 31, 2005. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for this interim period have been made. The excess of rental revenues over direct operating expenses for such interim period is not necessarily indicative of the excess of revenue over certain expenses for the full year.

3.   Management Fees

Management fees of approximately 4% of revenues received from the operations of One Illinois Center were paid to an affiliate of a prior owner. Management fee expense for the year ended December 31, 2005 and the six months ended June 30, 2006 was $771,000 and $355,000 (unaudited), respectively.

PARKWAY PROPERTIES, INC.

Pro Forma Consolidated Financial Statements
(Unaudited)

The following pro forma consolidated balance sheet (unaudited) as of June 30, 2006 and pro forma consolidated statements of income (unaudited) of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 2005 and six months ended June 30, 2006 give effect to the purchase by Parkway of One Illinois Center for the periods stated. The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.

The pro forma consolidated balance sheet sets forth the effect of Parkway's purchase of One Illinois Center as if the entire purchase had been consummated on June 30, 2006.

The pro forma consolidated statements of income set forth the effects of Parkway's purchase of One Illinois Center as if the entire purchase had been consummated on January 1, 2005.

These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the transaction had occurred on the dates indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 2005.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
JUNE 30, 2006
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (1)	Parkway Pro Forma
		(In thousands)	
Assets			
Real estate related investments:			
Office and parking properties	$ 1,252,980	$ 171,136	$ 1,424,116
Accumulated depreciation	(200,481)	-	(200,481)
	1,052,499	171,136	1,223,635
Land held for sale	1,467	-	1,467
Investment in unconsolidated joint ventures	11,280	-	11,280
	1,065,246	171,136	1,236,382
Rents receivable and other assets	88,546	27,721	116,267
Intangible assets, net	56,659	21,052	77,711
Cash and cash equivalents	3,762	-	3,762
	$ 1,214,213	$ 219,909	$ 1,434,122
Liabilities			
Notes payable to banks	$ 167,369	$ 55,508	$ 222,877
Mortgage notes payable without recourse	490,295	148,500	638,795
Accounts payable and other liabilities	56,012	15,901	71,913
Subsidiary redeemable preferred membership interests	10,741	-	10,741
	724,417	219,909	944,326
Minority Interest			
Minority interest – unit holders	36	-	36
Minority interest – real estate partnerships	16,163	-	16,163
	16,199	-	16,199
Stockholders' Equity			
8.34% Series B Cumulative Convertible Preferred stock $.001 par value, 2,142,857 shares authorized, 803,499 shares issued and outstanding	28,122	-	28,122
8.00% Series D Preferred stock, $.001 par value, 2,400,000 shares authorized, issued and outstanding	57,976	-	57,976
Common stock, $.001 par value, 65,457,143 shares authorized, 14,148,016 shares issued and outstanding	14	-	14
Excess stock, $.001 par value, 30,000,000 shares authorized, no shares issued	-	-	-
Common stock held in trust, at cost, 115,000 shares	(3,894)	-	(3,894)
Additional paid-in capital	385,898	-	385,898
Accumulated other comprehensive income	1,631	-	1,631
Retained earnings	3,850	-	3,850
	473,597	-	473,597
	$ 1,214,213	$ 219,909	$ 1,434,122

See accompanying notes.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (2)	Parkway Pro Forma
		(In thousands, except per share data)	
Revenues			
Income from office and parking properties	$ 192,645	$ 18,022	$ 210,667
Management company income	2,997	-	2,997
Total revenues	195,642	18,022	213,664
Expenses			
Operating expense	90,121	12,132	102,253
Depreciation and amortization	51,753	10,645	62,398
Operating expense for other real estate properties	5	-	5
Management company expenses	607	-	607
General and administrative	4,468	-	4,468
Total expenses	146,954	22,777	169,731
Operating income (loss)	48,688	(4,755)	43,933
Other income and expenses			
Interest and other income	255	494	749
Equity in earnings of unconsolidated joint ventures	1,496	-	1,496
Gain on sale of joint venture interests and real estate	1,039	-	1,039
Interest expense	(35,444)	(13,049)	(48,493)
Income (loss) before minority interest and discontinued operations	16,034	(17,310)	(1,276)
Minority interest - unit holders	(2)	-	(2)
Minority interest – real estate partnerships	(187)	-	(187)
Income (loss) from continuing operations	15,845	(17,310)	(1,465)
Discontinued operations:			
Income from discontinued operations	781	-	781
Gain on sale of real estate from discontinued operations	4,181	-	4,181
Net income (loss)	20,807	(17,310)	3,497
Change in unrealized loss on equity securities	(79)	-	(79)
Change in market value of interest rate swaps	1,131	-	1,131
Comprehensive income (loss)	$ 21,859	$ (17,310)	$ 4,549
Net income (loss) available to common stockholders:			
Net income (loss)	$ 20,807	$ (17,310)	$ 3,497
Dividends on preferred stock	(4,800)	-	(4,800)
Dividends on convertible preferred stock	(2,346)	-	(2,346)
Net income (loss) available to common stockholders	$ 13,661	$ (17,310)	$ (3,649)
Net income (loss) per common share:			
Basic:			
Income (loss) from continuing operations	$ 0.62	-	$ (0.61)
Discontinued operations	0.35	-	0.35
Net income (loss)	$ 0.97	-	$ (0.26)
Diluted:			
Income (loss) from continuing operations	$ 0.61	-	$ (0.61)
Discontinued operations	0.35	-	0.35
Net income (loss)	$ 0.96	-	$ (0.26)
Dividends per common share	$ 2.60	-	$ 2.60
Weighted average shares outstanding:			
Basic	14,065	-	14,065
Diluted	14,233	-	14,233

See accompanying notes.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (2)	Parkway Pro Forma
	(In thousands, except per share data)		
Revenues			
Income from office and parking properties	$ 99,594	$ 9,853	$ 109,447
Management company income	4,798	-	4,798
Total revenues	104,392	9,853	114,245
Expenses			
Operating expense	47,407	6,795	54,202
Depreciation and amortization	28,021	5,324	33,345
Operating expense for other real estate properties	3	-	3
Management company expenses	675	-	675
General and administrative	2,123	-	2,123
Total expenses	78,229	12,119	90,348
Operating income (loss)	26,163	(2,266)	23,897
Other income and expenses			
Interest and other income	26	247	273
Equity in earnings of unconsolidated joint ventures	326	-	326
Gain on sale of joint venture interests and other assets	13,465	-	13,465
Interest expense	(19,222)	(6,525)	(25,747)
Income (loss) before minority interest and discontinued operations	20,758	(8,544)	12,214
Minority interest - real estate partnerships	144	-	144
Income (loss) from continuing operations	20,902	(8,544)	12,358
Discontinued operations:			
Loss from discontinued operations	(2)	-	(2)
Net income (loss)	20,900	(8,544)	12,356
Change in unrealized loss on equity securities	79	-	79
Change in market value of interest rate swaps	726	-	726
Comprehensive income (loss)	$ 21,705	$ (8,544)	$ 13,161
Net income (loss) available to common stockholders:			
Net income (loss)	$ 20,900	$ (8,544)	$ 12,356
Dividends on preferred stock	(2,400)	-	(2,400)
Dividends on convertible preferred stock	(1,173)	-	(1,173)
Net income (loss) available to common stockholders	$ 17,327	$ (8,544)	$ 8,783
Net income per common share:			
Basic:			
Income from continuing operations	$ 1.23	-	$ 0.63
Discontinued operations	-	-	-
Net income	$ 1.23	-	$ 0.63
Diluted:			
Income from continuing operations	$ 1.22	-	$ 0.62
Discontinued operations	-	-	-
Net income	$ 1.22	-	$ 0.62
Dividends per common share	$ 1.30	-	$ 1.30
Weighted average shares outstanding:			
Basic	14,042	-	14,042
Diluted	14,214	-	14,214

See accompanying notes.

PARKWAY PROPERTIES, INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

1.   On July 11, 2006, Parkway Properties, Inc. purchased One Illinois Center, a 1,003,000 square-foot office building with an attached four-level structured parking garage, located at 111 East Wacker Drive in the East Loop sub-market of Chicago. The property was acquired from Lincoln-Carlyle Illinois Center LLC for $198 million plus closing costs and transfer taxes of approximately $1.6 million. The purchase was funded by a 10-year, $148.5 million non-recourse first mortgage. The loan bears interest at a fixed rate of 6.29%, with interest only payments for five years and principal payments based on a 30-year amortization thereafter. The remaining purchase funding was provided by notes payable to banks, including a $33.7 million recourse mezzanine loan with a six-month term at an interest rate of LIBOR plus 130 basis points (current rate set at 6.65%) and amounts drawn under existing lines of credit.

The allocation of the purchase price is preliminary pending completion of the valuation of tangible and intangible assets. The preliminary allocation of purchase price to assets acquired and liabilities assumed with the One Illinois Center purchase is as follows (in thousands):

Real estate investments:	
Land	$ 26,385
Building and garage	120,125
Tenant improvements	24,626
Total real estate investments acquired	171,136
Lease costs	8,499
Intangible assets:	
Above-market leases	4,712
Lease in place value	16,340
Total assets acquired	$ 200,687
Liabilities assumed:	
Below market leases	$ 5,042
Accounts payable and other liabilities	4,714
Total liabilities assumed	$ 9,756
Net assets acquired	$ 190,931

Additional amounts paid by Parkway or received from the seller in connection with the purchase and related financing of One Illinois Center are as follows (in thousands):

Rents receivable and other assets:

Escrow deposits required by lender	$ 18,995
Lease costs	54
Capitalized loan costs	173
	$ 19,222

Accounts payable and other liabilities:

Prepaid rent	$ 5,861
Security deposits payable	284
	$ 6,145

2.   The pro forma adjustments to the Consolidated Statement of Income for the year ended December 31, 2005 and six months ended June 30, 2006 set forth the effects of Parkway's purchase of One Illinois Center as if the purchase had been consummated on January 1, 2005.

The pro forma adjustments are detailed below for the year ended December 31, 2005 and six months ended June 30, 2006.

The effect of the purchase of One Illinois Center on income and expenses from real estate properties is as follows:

(a) For the year ended December 31, 2005 (in thousands):

	Revenue	Expenses	
	Income From	**Real Estate Owned**	
One Illinois Center	**Real Estate Properties**	**Operating Expense**	**Depreciation Expense**
Historical results	$ 18,375	$ 12,132	$ 10,645
Amortization of above/below market leases	(353)	-	-
Total pro forma amounts	$ 18,022	$ 12,132	$ 10,645

Depreciation and amortization is provided by the straight-line method over the estimated useful life of the asset as defined below:

	Estimated Useful Life
Building and garage	40 years
Building improvements	15 years
Tenant improvements	Remaining term of lease
Lease in place value	Remaining term of lease including expected renewals
Lease costs	Remaining term of lease
Above and below market leases	Remaining term of lease

(b) For the six months ended June 30, 2006 (in thousands):

| One Illinois Center | Revenue | Expenses | |
| | Income From | Real Estate Owned | |
	Real Estate Properties	Operating Expense	Depreciation Expense
Historical results	$ 10,029	$ 6,795	$ 5,324
Amortization of above/below market leases	(176)	-	-
Total pro forma amounts	$ 9,853	$ 6,795	$ 5,324

Depreciation is provided by the straight-line method over the estimated useful life of the asset as defined in (a) above.

(c) Pro forma interest expense on real estate owned reflects interest on non-recourse debt placed upon purchase as if in place January 1, 2005 and is detailed below (in thousands).

Property/Placement Date/Rate	Debt	Year Ended 12/31/05	Six Months Ended 06/30/06
Debt placed in One Illinois Center purchase 07/06 6.29%	$ 148,500	$ 9,341	$ 4,670

The pro forma effect of the placement of non-recourse debt on loan cost amortization was $17,000 for the year ended December 31, 2005 and $9,000 for the six months ended June 30, 2006.

The pro forma effect of the purchase on interest expense on notes payable to banks was $3,691,000 for the year ended December 31, 2005 and $1,846,000 for the six months ended June 30, 2006.

3.   No additional income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.

4.   Diluted net income per share for the year ended December 31, 2005 and six months ended June 30, 2006 was $0.96 and $1.22, respectively, based on diluted weighted average shares outstanding of 14,233,000 and 14,214,000, respectively.

Pro forma diluted net income (loss) per share for the year ended December 31, 2005 and the six months ended June 30, 2006 was $(0.26) and $0.62 respectively, based on diluted weighted average shares outstanding of 14,233,000 and 14,214,000, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: September 25, 2006   PARKWAY PROPERTIES, INC.

                                             BY: /s/ Mandy M. Pope
                                                    Mandy M. Pope, CPA
                                                    Chief Accounting Officer